                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.  )*

                          Catalyst Semiconductor, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   148881-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Roland Duchatelet
                                    Elex n.v.
                                Transportstraat 1
                               B-3980 Tessenderlo
                                     Belgium
                                 +32 13 67 21 35
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 21, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------



--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ELEX N.V.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            WC

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         5,500,000
    NUMBER OF     --------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                        -0-
    OWNED BY      --------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER
    REPORTING            5,500,000
     PERSON       --------------------------------------------------------------
      WITH         10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,500,000

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4% (BASED
            UPON 13,961,722 SHARES OUTSTANDING REPRESENTING THE 4,000,000 SECURITIES PURCHASED BY ELEX N.V. ON SEPTEMBER 21, 1998 AND 9,961,722 SHARES OUTSTANDING AS OF SEPTEMBER 15, 1998 AS DISCLOSED ON ISSUERS FORM 10-Q FOR THE QUARTER ENDED AUGUST 2, 1998)

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------




--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            STICHTING ADMINISTRATIEKANTOOR XPEQT
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            NOT APPLICABLE

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            NETHERLANDS
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         DISCLAIMED.  SEE 11 BELOW
    NUMBER OF    ---------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                        -0-
    OWNED BY     ---------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER
    REPORTING            DISCLAIMED.  SEE 11 BELOW
     PERSON      ---------------------------------------------------------------
      WITH         10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY STICHTING ADMINISTRATIEKANTOOR XPEQT

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            DISCLAIMED.  SEE 11 ABOVE

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------




--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ROLAND DUCHATELET
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            NOT APPLICABLE

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         DISCLAIMED.  SEE 11 BELOW
    NUMBER OF    ---------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                        -0-
    OWNED BY     ---------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER
    REPORTING            DISCLAIMED.  SEE 11 BELOW
     PERSON      ---------------------------------------------------------------
      WITH         10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY ROLAND
            DUCHATELET


--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11

            DISCLAIMED.  SEE 11 ABOVE

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------




--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RUDI DE WINTER
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            NOT APPLICABLE

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         DISCLAIMED.  SEE 11 BELOW
    NUMBER OF    ---------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                        -0-
    OWNED BY     ---------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER
    REPORTING            DISCLAIMED.  SEE 11 BELOW
     PERSON      ---------------------------------------------------------------
      WITH         10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY RUDI DE WINTER

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            DISCLAIMED. SEE 11 ABOVE.

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------




--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FRANCOISE CHOMBAR
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            NOT APPLICABLE

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         DISCLAIMED.  SEE 11 BELOW
    NUMBER OF    ---------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                        -0-
    OWNED BY     ---------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER
    REPORTING            DISCLAIMED.  SEE 11 BELOW
     PERSON      ---------------------------------------------------------------
      WITH         10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY FRANCOISE
            CHOMBAR

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            DISCLAIMED.  SEE 11 ABOVE

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


ITEM 1 - SECURITY AND ISSUER

        This statement relates to the Common Stock, no par value (the "Common Stock"), of Catalyst Semiconductor, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 1250 Borregas Avenue, Sunnyvale, California 94089.

ITEM 2 - IDENTITY AND BACKGROUND

        This statement is being filed by Elex n.v., organized under the laws of the country of Belgium ("Elex"), Stichting Administratiekantoor XPEQT, organized under the laws of the country of the Netherlands ("XPEQT"), Mr. Roland Duchatelet, Mr. Rudi De Winter and Mrs. Francoise Chombar (collectively the "Reporting Persons"). Each of the Reporting Persons agrees that this Schedule 13D is being filed of behalf of each of them. Elex conducts its principal business operations in Tessenderlo, Belgium, at Transportstraat 1, B-3980 Tessenderlo, Belgium. XPEQT conducts its principal business operations in Utrecht, Netherlands, at Fregatstraat 99, 3534RC Utrecht, Netherlands. Mr. Duchatelet's address is rue Leon de Mars, 5550 Rienne-Gedinne, Belgium. Mr. De Winter's address is Corbiestraat 9, 3550 Heusden-Zolder, Belgium. Mrs. Chombar's address is Corbiestraat 9, 3550 Heusden-Zolder, Belgium.

        The names, business addresses, present principal occupations and citizenship of the directors and executive officers of Elex and XPEQT are set forth in the attached Appendix I, which is incorporated by reference.

        Elex is a holding company and a wholly-owned subsidiary of XPEQT. Its main activities are providing (a) financial services for all companies held by Elex (the "Elex Group"), and (b) development services for Melexis n.v., the primary operating company held by Elex which is listed on EASDAQ. The Elex Group develops, manufactures, markets, licenses, and supports a wide range of integrated circuit products.

        XPEQT is a holding Company and is wholly owned by Mr. Roland Duchatelet, Mr. Rudi De Winter and Mrs. Francoise Chombar. Its only activities are the administration of its Elex shares. XPEQT is a party to this filing solely because Elex is a wholly-owned subsidiary of XPEQT.

        Mr. Roland Duchatelet, Mr. Rudi De Winter and Mrs. Francoise Chombar are parties to this filing solely because they hold a controlling interest in XPEQT.

        During the last five years neither any Reporting Person nor, to the knowledge of the applicable Reporting Person, any director or officer of any Reporting Person, has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        In September 1998, Elex purchased a total of 4,000,000 shares of Issuer's Common Stock (the "Purchased Common Stock") from Issuer for a price of $0.25 per share or $1,000,000.00 in the aggregate. Elex effectuated this purchase pursuant to a Common Stock Purchase Agreement dated September 14, 1998 (the "Agreement") between Elex and Issuer. The source of Elex's consideration under the Agreement was Elex's working capital. Elex did not purchase any of the Purchased Common Stock with borrowed funds. Elex had previously purchased 1,500,000 shares of Common Stock from Issuer in exchange for $1.00 per share in June 1998 as reported on a Schedule 13G previously filed.

ITEM 4 - PURPOSE OF TRANSACTION

        Elex acquired the Purchased Common Stock as an investment. Elex had previously acquired 1,500,000 shares of Common Stock from Issuer in June 1998. Subject to compliance with federal, state and other applicable securities laws and to

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


the terms and conditions set forth set forth in the Standstill Agreement referenced in Item 5 below, Elex may sell any of its Common Stock from time to time in the open market, subject to registration, or in privately negotiated transactions.

        No Reporting Person has any present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) a change in the present Board of Directors or management of Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer 's business or corporate structure; (vii) changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above; except for the following: as to clause (i) above Elex has granted Issuer a 12-month right to require Elex to purchase up to an additional 4,000,000 shares of Common Stock at a purchase price of $0.25 per share.

        The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5 - INTEREST IN SECURITIES OF ISSUER

        Elex's ownership of Common Stock represents approximately 39.4% of Issuer's outstanding Common Stock (based upon 13,961,722 shares outstanding representing the 4,000,000 shares of Common Stock purchased from Issuer by Elex on September 21, 1998 and 9,961,722 shares outstanding as of September 15, 1998 as disclosed on Issuer's Form 10-Q for the quarter ended August 2, 1998).

        On September 14, 1998, Elex and Issuer entered into the Agreement, whereby Elex agreed to acquire 4,000,000 shares of Common Stock from Issuer at $0.25 per share for an aggregate purchase price of $1,000,000. The acquisition of the Common Stock closed on September 21, 1998. Elex had previously purchased 1,500,000 shares of Common Stock of Issuer in exchange for $1.00 per share in June 1998 as previously reported on the Schedule 13G previously filed. Elex has sole voting and dispositive power over all such shares of Common Stock. However, under the terms of an Amended and Restated Standstill Agreement dated as of September 14, 1998 (the "Standstill Agreement") between Issuer and Elex, Elex has agreed not to: (a) acquire additional shares of Common Stock; (b) deposit its shares of Common Stock in a voting trust or subject such shares to a voting agreement; (c) act to seek to control the management, Board of Directors or policies of the Company; (d) solicit proxies with respect to or seek to influence the voting of Issuer's outstanding Common Stock; or (e) join or form a group to accomplish any of the foregoing. Further, Elex will not sell, assign or transfer more than 100,000 shares of Common Stock to any purchaser unless such purchaser becomes a party to the Standstill Agreement. In addition, Elex will vote its shares for proxies solicited by the Company and for nominees for directors designated by the Company.

        Except as set forth above, no Reporting Perosn has been a party to any transaction in the Common Stock, other than the Agreement, in the last 60 days. Each Reporting Perosn knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Elex.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

        On September 14, 1998, Elex and Issuer entered into the Agreement, whereby Elex agreed to acquire 4,000,000 shares of Common Stock from Issuer for a price of $1,000,000.00. The acquisition of the Purchased Common Shares closed on September 21, 1998. In addition to the terms of the Agreement and the Standstill Agreement discussed in Item 5 above, in the Agreement Elex also granted Issuer a 12-month right to require Elex to purchase an additional 4,000,000 shares of Common

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


Stock on the same terms and conditions as the Purchased Common Stock. These additional shares would also be subject to the terms and conditions of the Standstill Agreement.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

        Exhibit       Description
        -------       -----------
          1        Common Stock Purchase Agreement dated as September 14, 1998 between Issuer and Elex.

          2        Amended and Restated Standstill Agreement dated as of
                   September 14, 1998 between Issuer and Elex.

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 20, 1998                ELEX N.V.


                                        By: /s/ Roland Duchatelet
                                            --------------------------------
                                                Roland Duchatelet
                                                Chairman of the Board


Date:  November 20, 1998                STICHTING ADMINISTRATIEKANTOOR XPEQT


                                        By: /s/ Roland Duchatelet
                                            --------------------------------
                                                Roland Duchatelet
                                                Director


Date:  November 20, 1998                    /s/ Roland Duchatelet
                                            --------------------------------
                                                Roland Duchatelet


Date:  November 20, 1998                    /s/  Rudi De Winter
                                            --------------------------------
                                                 Rudi De Winter


Date:  November 20, 1998                    /s/ Francoise Chombar
                                            --------------------------------
                                                Francoise Chombar

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


                           APPENDIX I TO SCHEDULE 13D


ELEX N.V.

EXECUTIVE OFFICERS AND DIRECTORS

        Set forth below are the names, business addresses and present principal occupation or employment and citizenship of each executive officer and director of Elex n.v.:

Name and Address of
Executive Officers     Present and Principal Occupation                            Citizenship
------------------     --------------------------------                            -----------
Roland Duchatelet      Chairman of the Board and Chief Executive Officer of Elex    Belgium
  Transportstraat 1    n.v.; Chairman of the Board of Melexis n.v.; Chairman of
  B-3980 Tessenderlo   the Board of of EPIQ n.v.; Director of SIGMA DELTA
  Belgium              HOLDING NV, XFAB GmbH, EPIQ sarl, SM2E S.A. and
                       Stichting Administratiekantoor XPEQT

Rudi De Winter         Executive Director and Chief Executive Officer of Elex      Belgium
  Transportstraat 1,   n.v.; Executive Director and Chief Executive Officer of
  B-3980 Tessenderlo   Melexis n.v.; Director of SM2E S.A. and Stichting
  Belgium              Administratiekantoor XPEQT

Karen van Griensven    Chief Financial Officer of Elex n.v. and of Melexis n.v.    Belgium
  Transportstraat 1
  B-3980 Tessenderlo
  Belgium

Name and Address of
Directors (who are
not also Executive
Officers)               Present and Principal Occupation                            Citizenship
-------------------    ---------------------------------                           -----------
Maria Hoftle           Director of Elex n.v.                                       Netherlands
  Transportstraat 1
  B-3980 Tessenderlo
  Belgium

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


STICHTING ADMINISTRATIEKANTOOR XPEQT
EXECUTIVE OFFICERS AND DIRECTORS

        Set forth below are the names, business addresses and present principal occupation or employment and citizenship of each executive officer and director of Stichting Administratiekantoor XPEQT:


Name and Address of
Executive Officers     Present and Principal Occupation                            Citizenship
------------------     --------------------------------                            -----------
Rudi De Winter         Executive Director and Chief Executive Officer of Elex      Belgium
  Transportstraat 1,   n.v.; Executive Director and Chief Executive Officer of
  B-3980 Tessenderlo   Melexis n.v.; Director of SM2E S.A. and Stichting
  Belgium              Administratiekantoor XPEQT

Roland Duchatelet      Chairman of the Board and Chief Executive Officer of Elex   Belgium
  Transportstraat 1    n.v.; Chairman of the Board of Melexis n.v.; Chairman of
  B-3980 Tessenderlo   the Board of of EPIQ n.v.; Director of SIGMA DELTA
  Belgium              HOLDING NV, XFAB GmbH, EPIQ sarl, SM2E S.A. and Stichting
                       Administratiekantoor XPEQT

Francoise Chombar      Director of Stichting Administratiekantoor XPEQT, EPIQ      Netherlands
  Corbiestraat 9       n.v., SIGMA DELTA HOLDINGS NV, SM2E S.A. and Melexis n.v.
  3550 Heusden-Zolder
  Belgium

Name and Address of
Directors (who are
not also Executive
Officers)              Present and Principal Occupation                            Citizenship
-------------------    --------------------------------                            ------------
None

                                  SCHEDULE 13D

--------------------------
CUSIP NO. 148881-10-5
--------------------------


                          EXHIBIT INDEX TO SCHEDULE 13D


                                                                                              PAGE
EXHIBIT    DESCRIPTION                                                                       NUMBER
-------    -----------                                                                       ------
1          Common Stock Purchase Agreement dated as of September 14, 1998 between Issuer and Elex.

2          Amended and Restated Standstill Agreement dated as of September 14, 1998 between Issuer and Elex.